EXHIBIT 99.1
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FOR IMMEDIATE RELEASE                                       9 September 2002



                              WPP GROUP PLC ("WPP")

                 MILLWARD BROWN ACQUIRES MFR PARTNERS IN FRANCE


WPP announces that its wholly owned operating company, Millward Brown, the global market research network, has acquired the entire issued share capital of MFR Partners SA ("MFR"), which owns 80% of the share capital of Market Focus Research Strategie SA ("MFR Strategie"). WPP has entered into put and call options to acquire the balance of the shares in MFR Strategie.

MFR Strategie, based in Paris, is one of France's leading qualitative market research agencies and its client list includes Unilever, L'Oreal, and Johnson & Johnson. MFR Strategie employs 20 people and had revenues of Euro 4.3m and net assets of Euro 2.5m for the year ended 31 March 2002.

The acquisition of MFR continues WPP's strategy of strengthening its networks in important growth sectors and markets.





For further information, please contact:

Feona McEwan, WPP                           44-20 7408 2204
www.wpp.com
www.millwardbrown.com